

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 30, 2007

Mr. Frederick J. Boyle
Corporate Controller and Chief Accounting Officer
DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

>   **Re: DPL Inc., File No. 1-9052**
>   **The Dayton Power and Light Company, File No. 1-2385**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 22, 2007**

Dear Mr. Boyle:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 25

Results of Operations – DPL Inc., page 27

DPL Inc. – Revenues, page 28

1. Please explain to us, and disclose in future filings, any inter-relationship between
   wholesale sales volume increases for the year ended December 31, 2006 and retail
   sales volume and heating and cooling degree days decreases. Discuss whether
   decreases in retail demand give rise to increases in wholesale supply capacity and
   why such capacity can be sold in a down volume market. Similarly, explain to us
   why the opposite occurred during the year ended December 31, 2005.

Consolidated Statements of Results of Operations, page 49

2. Please explain to us why you record gains realized from the sale of emission
   allowances in other income rather than as a component of operating income.
   Additionally, please tell us where you classify cash inflows from the sale of these
   allowances on the statements of cash flows.

Note 7. Preferred Stock, page 79

3. In light of the dividend restrictions placed on DP&L, please explain to us in detail
   how you concluded that you are not required to provide Schedule I. Refer to
   Rules 5-04 and 12-04 of Regulation S-X.

Note 9. Stock-Based Compensation, page 83

4. In accordance with the disclosure requirements of SFAS 123R, please revise your
   stock-based compensation footnote as follows:

   • Disclose the weighted-average grant-date fair value of options granted during
     2004. This disclosure should be provided for each year in which an income
     statement is provided. See paragraph A240.c(1) of SFAS 123R.
   • Disclose the intrinsic value of options exercised during 2006, 2005, and 2004
     and the fair value of shares vested during 2005 and 2004. See paragraph
     A240.c(2) of SFAS 123R.
   • Describe the method used to estimate volatility and disclose the weighted-
     average expected volatility when using a range of expected volatilities. See
     paragraph A240.e(2)(b) of SFAS 123R.

- • Disclose total compensation cost for share-based compensation arrangements, including the total recognized tax benefit related thereto, for 2005 and 2004. See paragraph A240.g(1) of SFAS 123R.

Note 10. Ownership of Facilities, page 87

5. For each interest in a jointly owned plant, please disclose the accumulated provision for depreciation and plant under construction. Additionally, please clarify whether you include your share of direct expenses in the joint plants in the corresponding operating expense line items on the income statement. See SAB Topic 10:C.

Exhibits 31 and 32

6. In future filings, please provide separate certifications for each registrant.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant